UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 001-37900 CUSIP Number: 30041T104 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Everspin Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

5670 W. Chandler Blvd., Suite 100
Address of Principal Executive Office (Street and Number)

Chandler, AZ 85226
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Everspin Technologies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 within the prescribed time period without unreasonable effort or expense.

As disclosed in Item 4.02 of Form 8-K filed on November 8, 2018, the Company concluded, in consultation with the Audit Committee that an error in its accounting for inventory as of June 30, 2018 and cost of sales for the three- and six-month periods then ended, had occurred. In light of the foregoing, the Company and its Audit Committee concluded on November 7, 2018 that the Company’s financial statements for the June 30, 2018 quarter contained within the Company’s Quarterly Report for the interim period ended June 30, 2018 should be restated, and that such financial statements previously filed with the Securities and Exchange Commission (“SEC”) should no longer be relied upon.

The Company is in the process of preparing an amendment to its Quarterly Report on Form 10-Q/A for the interim period ended June 30, 2018, to correct the error. The Company requires additional time to prepare conforming disclosures on the Form 10-Q for the quarter ended September 30, 2018. The Company expects to file the Form 10-Q with the Securities and Exchange Commission on or before November 14, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffrey Winzeler	480	347-1111
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-Q for the quarter ended June 30, 2018, although filed timely, must be amended to restate the financial statements, and the Form 10-Q/A has not been filed yet.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Everspin Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2018	By	/s/ Jeffrey Winzeler
Name: Jeffrey Winzeler
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).